UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

ENDESA, S.A. (Name of Subject Company) ACCIONA, S.A. FINANZAS DOS, S.A. (Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)
_______________

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a Copy to: Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Adam O. Emmerich (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

     This statement relates to the tender offer (the “E.ON Offer”) by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON AG (collectively, “E.ON”), for all of the outstanding ordinary shares of Endesa, S.A., a Spanish sociedad anónima (“Endesa”), nominal value €1.20 each (the “Shares”), and for all of the outstanding American Depositary Shares of Endesa, each representing the right to receive one Share (the “ADSs”). E.ON has offered (i) for each Share held by a U.S. person, an amount in U.S. dollars equivalent, after expenses, to €24.905 in cash and (ii) for each outstanding ADS, an amount in U.S. dollars equivalent, after expenses, to €24.905 in cash. Concurrently with the E.ON Offer, E.ON is making a Spanish Offer (the “Spanish E.ON Offer”), on substantially the same terms, to all holders of Shares, wherever located, including holders of Shares in the United States, to acquire such Shares.

     On February 21, 2006, E.ON had announced its intent to make an offer to acquire all the Shares and ADSs for €27.50 in cash, without interest. The initial offer price of €27.50 was subsequently reduced to the current offer price of €24.905 by the amount of the special dividend paid by Endesa of €2.095 per Share and ADS on July 3, 2006, and the interim dividend paid by Endesa of €0.50 per Share and ADS on January 2, 2007, in each case, pursuant to the terms of the originally announced offer price. On September 26, 2006, E.ON announced its intent to increase its offer price to at least €35.00 in cash for each Share and each ADS. On January 2, 2007, pursuant to the terms of the increased offer price, the increased offer price of at least €35.00 was reduced to at least €34.50 as a result of the interim dividend paid by Endesa of €0.50 per Share and ADS on January 2, 2007. Although the resulting announced offer price of at least €34.50 is legally binding on E.ON as a matter of Spanish law, E.ON will not be permitted to formally increase the offer price under the E.ON Offer and the Spanish E.ON Offer until the Comisión Nacional del Mercado de Valores (the “CNMV”), the Spanish agency in charge of supervising and inspecting the Spanish stock markets and the activities of all the participants in those markets, approves the increase during the course of the E.ON Offer and the Spanish E.ON Offer in accordance with Spanish tender offer regulation. Accordingly, until the CNMV approval for the price increase is received, the offer price under the E.ON Offer and the Spanish E.ON Offer is formally €24.905. The E.ON Offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO, dated January 26, 2007 (the “E.ON Schedule TO”), filed by E.ON with the U.S. Securities and Exchange Commission (the “SEC”). According to the E.ON Schedule TO, the E.ON Offer will expire at 6:00 p.m. New York City time on February 26, 2007, unless it is extended or withdrawn.

     According to the E.ON Schedule TO, completion of the E.ON Offer is conditioned on (a) Shares and ADSs representing at least 50.01% of Endesa’s share capital being tendered in the E.ON Offer and the Spanish E.ON Offer and (b) Endesa’s shareholders having voted to modify certain provisions of Endesa’s articles of association. An additional condition of the E.ON Offer is the completion of the Spanish E.ON Offer. The description herein of the E.ON Offer is qualified in its entirety by reference to the E.ON Schedule TO, which contains the complete terms and conditions of the E.ON Offer.

     Statements made or referred to in this report as to the Filing Persons’ intentions and/or plans reflect only the Filing Persons’ intentions and/or plans at this time based on the information available to them and current circumstances. As new information becomes available and/or circumstances change, the Filing Persons may reevaluate their intentions and/or plans.

Forward Looking Statements

     Statements made or referred to in this report other than factual or historical information are “forward-looking statements.” Forward-looking statements regarding Endesa’s or Acciona’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Acciona’s control or may be difficult to predict. No assurances can be given that the forward-looking statements made or referred to in this document will be realized.

     In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions, may include projections of Endesa’s, E.ON’s, and Acciona’s future financial performance based on their growth strategies and anticipated trends in their businesses and industry. These statements are only predictions based on Acciona’s current expectations and projections about future events. There are important factors that could cause Endesa’s, E.ON’s, and Acciona’s actual results, level of activity, performance, achievements or other events to differ materially from the results, level of activity, performance, achievements or events expressed or implied by the forward-looking statements.

     Although Acciona believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, achievements or events. Moreover, neither Acciona nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

     Forward-looking statements include, but are not limited to, statements about:

  possible or assumed future results of operations and operating cash flows;
  strategies and investment policies;
  financing plans and the availability of capital;
  competitive position;
  potential growth opportunities available to Acciona, Endesa or E.ON;
  the risks associated with potential acquisitions or alliances;
  actions that may be taken by Acciona, E.ON or other persons with regard to the ownership of securities of Endesa; and
  actions that may be taken by regulatory authorities with regard to control of, or investment in, Endesa.

     Except as may be required by applicable law, Acciona undertakes no obligation to revise or update any forward-looking statements in this document.

     Acciona reserves the right to claim that the Tier 1 exemption under Rule 14d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, applies to any tender offer for Endesa securities.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Endesa, S.A. The address and telephone number of Endesa’s principal executive offices is Ribera del Loira, 60, 28042 Madrid, Spain, +34 91 213 10 00.

     This statement is filed in respect of the Shares and the ADSs. According to public filings by Endesa, as of December 31, 2005, there were 1,058,752,117 Shares outstanding and 22,676,060 ADSs outstanding. References in this document to a percentage of Shares outstanding are based on this information.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     This statement is filed by Acciona, S.A. (“Acciona”), a Spanish sociedad anónima, and Finanzas Dos S.A., a Spanish sociedad anónima (“Finanzas”), Acciona’s wholly owned subsidiary. The principal address and phone number of the principal executive offices of Acciona and Finanzas is Avenida de Europa, 18 Parque Empresarial La Moraleja, Alcobendas, Madrid, Spain 28108, +34 91 663 2850. Acciona’s website address is www.acciona.com. The information on Acciona’s website is not a part of this statement. Acciona and Finanzas are referred to collectively in this document as the “Filing Persons.”

     During the past five (5) years, none of Acciona, Finanzas, or, to the best of their knowledge, their directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     This statement relates to the E.ON Offer described under “Introduction” above, which description is incorporated herein by reference. The E.ON Schedule TO states that E.ON’s address is E.ON-Platz, D-40479 Düsseldorf, Germany, and that its telephone number at such location is +49-211-45 79-0.

     Acciona, together with Finanzas, owns 222,714,523 Shares which constitute approximately 21% of the outstanding Shares. Specifically, Acciona owns 10,964,099 or approximately 1% of the Shares and Finanzas owns 211,750,424 or approximately 20% of the outstanding Shares. The Filing Persons have together filed with the SEC a statement on Schedule 13D, as required by the Securities Exchange Act of 1934, as amended, concerning their ownership of the Shares and related matters (as amended, the “Schedule 13D”). The information set forth in the Schedule 13D as to the identity and background of the Filing Persons, their ownership of Shares, their attitude towards the E.ON Offer, and the other matters set out in the Schedule 13D (including in particular in a presentation entitled “Endesa independent: an alternative with greater value,” dated January 25, 2007 (previously filed as Exhibit 99.30 to Amendment No. 11 to the Schedule 13D filed on January 25, 2007)) is hereby incorporated in this Schedule 14D-9 by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     To the best of the Filing Persons’ knowledge there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Filing Persons or their affiliates and (1) Endesa, its executive officers, directors or affiliates or (2) E.ON, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Acciona’s opinion regarding the E.ON Offer, and its reasons therefor, is set forth in Item 4 of the Schedule 13D, which is incorporated in this Item 4 by reference. As previously disclosed in the Schedule 13D, Acciona has prepared a written presentation of its current views about the attractiveness of an independent Endesa. A copy of the Acciona presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference.

     Acciona and Finanzas, and to the best of their knowledge their respective executive officers, directors, affiliates and subsidiaries, currently intend not to tender in the E.ON Offer, or otherwise dispose of, any Shares or ADSs over which such persons have dispositive power. However, as more fully described in the Schedule 13D and the Acciona presentation, if the holders of a majority of Endesa’s capital stock would rather tender to E.ON than participate as investors in an independent, publicly held Endesa with Acciona as a key shareholder, Acciona and Finanzas expect that they would sell their Shares.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Except as set forth below, neither the Filing Persons nor any person acting on their behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Endesa concerning the E.ON Offer.

     The Filing Persons have retained the below advisors in connection with their investment in Endesa. None of these advisors have been employed, retained or compensated to make solicitations or recommendations to shareholders of Endesa concerning the E.ON Offer.

     Acciona has retained Lazard Asesores Financieros. S.A. (“Lazard”) as an independent financial advisor in connection with, among other things, Acciona’s holdings in Endesa and the E.ON Offer. Acciona has agreed to pay Lazard reasonable and customary fees for such services. Acciona has also agreed to reimburse Lazard for all out-of-pocket expenses, including fees of counsel, and to indemnify it and certain related persons against certain liabilities relating to, or arising out of, the engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 5 of the Schedule 13D is hereby incorporated in this Item 6 by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not applicable.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Schedule 13D is hereby incorporated in this Item 8 by reference.

ITEM 9. EXHIBITS.

99.1	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated January 25, 2007 (previously filed as Exhibit 99.30 to Amendment No. 11 to the Schedule 13D filed on January 25, 2007 by Acciona and Finanzas with respect to Shares and the ADSs).

99.2	Amendment No. 6 to Schedule 13D (including exhibits) filed on December 4, 2006 by Acciona and Finanzas with respect to Shares and the ADSs with the SEC (previously filed and incorporated herein by reference).

99.3	Amendment No. 7 to Schedule 13D (including exhibits) filed on December 22, 2006 by Acciona and Finanzas with respect to Shares and the ADSs with the SEC (previously filed and incorporated herein by reference).

99.4	Amendment No. 8 to Schedule 13D (including exhibits) filed on January 11, 2007 by Acciona and Finanzas with respect to Shares and the ADSs with the SEC (previously filed and incorporated herein by reference).

99.5	Amendment No. 9 to Schedule 13D (including exhibits) filed on January 16, 2007 by Acciona and Finanzas with respect to Shares and the ADSs with the SEC (previously filed and incorporated herein by reference).

99.6	Amendment No. 10 to Schedule 13D (including exhibits) filed on January 22, 2007 by Acciona and Finanzas with respect to Shares and the ADSs with the SEC (previously filed and incorporated herein by reference).

99.7	Amendment No. 11 to the Schedule 13D (including exhibits) filed on January 25, 2007 by Acciona and Finanzas with respect to Shares and the ADSs with the SEC (previously filed and incorporated herein by reference).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet
Name:	Jorge Vega-Penichet
Title:	Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo
Name:	Vicente Santamaria
de Paredes Castillo
Title:	Company Secretary